82-34672

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Larry N. Gandal
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Paul A. Bellegarde+
Kim Viti Fiorentino
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Sean P. Sherman+
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Stephen G. Janoski
Karl W. Means
Debra S. Friedman•
Simon M. Nadler
Matthew M. Moore+
Daniel H. Handman
Deborah L. Moran
Robert S. Tanner
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz∘
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Christopher A. Taggi+
Mary Park McLean•
Heather L. Howard•
Stephen A. Metz
Steven A. Adelman
Jude E. Wikramanayake•
James W. Koch

Of Counsel
Leonard R. Goldstein
Richard P. Meyer∘
Robert B. Ostrom•
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Jay Eisenberg

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

02076174

02 SEP 17 AM 9:23

SUPPL

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

September 11, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 28, 2002	Companies House Form 88(2) re: Allotment of Shares by Robert Arthur Lawson
September 4, 2002	Director Shareholding – JL Hewitt
September 5, 2002	Director Shareholding – TG Barker
September 10, 2002	Amendment September 4, 2002, Director Shareholding – JL Hewitt
September 11, 2002	Notification of Change in Shareholding of Substantial Shareholder

dlw 9/18

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Chloe Cox, Senior Company
Secretarial Assistant (w/o enc.)
T:091602
18031915-4.doc

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

02 SEP 17 AM 9:23

88(2)

Return of Allotment of Shares

CHFP083

Company Number	647788
Company name in full	Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
12	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	22,200		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	165.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. Robert Arthur Lawson Address Heath Barrows Bayworth Lane, Boars Hill, Oxford UK Postcode OX1 5DF	Class of shares allotted Ordinary	Number allotted 22,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 22,200

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 28 AUGUST 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC, 5000 OXFORD BUSINESS PARK SOUTH, OXFORD OX4 2BH

ESP/EXA/JS/Ex2894 01865 207492 Tel 01903 833147

DX number DX exchange

Electrocomponents Savings Related Share Option Scheme (the "Scheme")

The Company has been informed that on 4 September 2002 Mr JL Hewitt, the Finance Director of the Company, acquired 6,733 ordinary shares of 10p in the Company.

The shares were acquired on the market at a price of 294.5p.

Mr Hewitt now holds 74,620 shares in the Company, which represents less than 0.1% of the issued share capital.

Carmelina Carfora
Group Company Secretary

4 September 2002

ELECTROCOMPONENTS PLC ("Electrocomponents")

The Company has been informed that on 5 September 2002 Mr TG Barker, a Non-Executive Director of the Company, acquired 4,000 ordinary shares of 10p in the Company.

The shares were acquired at a price of 278p.

Mr Barker now holds 11,000 shares in the Company, which represents less than 0.1% of the issued share capital.

Carmelina Carfora
Group Company Secretary

5 September 2002

Electrocomponents plc ("the Company")

The Company announced on 4 September 2002 the acquisition by Mr JL Hewitt, the Finance Director of 6,733 ordinary shares of 10p each in the Company at a price of 294.5p,and that he then held 74,620 shares in the Company. However, this did not include shares held in a PEP by Mr Hewitt. The total number of shares held by Mr Hewitt should have been stated as 75,382, which represents less than 0.1% of the issued share capital.

Carmelina Carfora
Group Company Secretary

10 September 2002

Notification of Change in Shareholding of Substantial Shareholder

The Company received notification today (11 September 2002) in accordance with the Companies Act 1985 (as amended) that Sprucegrove Investment Management Limited have a notifiable interest in 17,863,170 Ordinary Shares of 10p each in the Company ("shares") which represents 4.1% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Citibank N.A. London	1,182,420
Deutsche Bank Trust Company Americas	1,266,850
Chase Nominees Limited	2,647,390
MSS Nominees Limited	2,434,370
Nortrust Nominees Limited	1,737,140
ROY Nominees Limited	3,875,914
State Street Nominees Limited a/c NP8E	2,192,231
State Street Nominees Limited a/c VN5D	363,265
State Street Nominees Limited a/c SM86	1,932,090
State Street Nominees Limited a/c AA1X	124,330
State Street Nominees Limited a/c JF2M	107,170

CARMELINA CARFORA
Group Company Secretary
11 September 2002